EXHIBIT 99.1

Student Transportation Inc. Celebrates Safety Wall of Fame Inductees

Company Honors Employees for Exceptional Safety Work

WALL, N.J., Dec. 07, 2016 (GLOBE NEWSWIRE) -- Student Transportation Inc. (“STI”) (TSX:STB) (NASDAQ:STB), the largest independent provider of school transportation and management services in North America, honored some of their ‘best of the best’ employees, who have displayed an outstanding commitment to safety in addition to exhibiting leadership in their communities, by inducting them into the annual STI Safety “Wall of Fame”. This is the fourth annual Wall of Fame celebration for STI, which leads the school transportation industry with the highest DOT safety rating for the top ranking school bus contractors.

A photo accompanying this announcement is available at http://www.globenewswire.com/NewsRoom/AttachmentNg/d11ecf67-9392-4ac7-9a7e-98885b1c8685

“Safety is the most important, most integral part of our business and is the driving force behind everything we do as a company,” stated Patrick Vaughan, Student Transportation Inc.’s Chief Operating Officer. “These fifteen inductees represent the best of the best of our 14,000 employees and it is a privilege to recognize them for their safety accomplishments. They embrace, as all our folks do, our safety culture and these individuals enhance it by the way they carry themselves and perform their jobs. The Wall of Fame is another way for us to recognize and celebrate these special members of our STI Family.”

The Wall of Fame awards dinner and ceremony was held on November 29th, in Charleston, South Carolina. The 2016 Class of inductees were each greeted by the company’s entire Senior Leadership team, and received gifts and personalized awards at the ceremony. The recipients were also treated to two days off including sight-seeing and other festivities while in the historic city.

Inductees were chosen through an extensive selection process by local managers spanning over six months at STI’s more than 170 locations across the United States and Canada. Some of the criteria for this safety-based recognition included exemplary safety practices within their role, accident-free service, community involvement, reliability and knowledge of company policies and procedures, perfect attendance, good character and attitude, and exceptional performance within their role. The inductees into this year’s Safety “Wall of Fame” are:

Carol Ward: Apollo-Ridge, PA	Cristina Peredo: Visalia, CA
David Martin II: Washington, VT	Deborah DeVillez: Griswold, CT
Edward Lamp: Girard, PA	James Nickelberry: Ontario, CA
Jose Torres: San Jose, CA	Kermit Belzer: Lago Vista, TX
Lilyan DeVito: Springfield, PA	Melodie Fitzpatrick: Danbury, CT
Patricia Kovalik: Waterford, CT	Regina Fronteras: Meridian, ID
Robin Reeves: Burleson, TX	Ron Vance: Orillia, Canada
Veronica Cantarero: Los Angeles, CA

“Not only being nominated, but being one of this year’s inductees, is extremely humbling to me,” stated inductee Melodie Fitzpatrick of Danbury, Connecticut. “The Wall of Fame is a great program that STI has implemented. There are so many exceptional employees who deserve recognition each and every day and I am blessed to be able to work with the incredible people who make up this remarkable company. We are a family here. The quote, ‘Find something you love to do and you’ll never have to work a day in your life’, describes my job the best.”

To learn more about Student Transportation Inc. and its Family of Companies, please visit www.RideSTBus.com.

About Student Transportation Inc.
Founded in 1997, Student Transportation Inc. (STI) is North America's most trusted and largest independent provider of student transportation solutions, operating more than 13,500 vehicles. STI's family of local companies delivers safe, reliable and cost-effective transportation, management, logistics and technology solutions to a wide range of customers throughout the U.S. and Canada. Services are delivered by drivers, dispatchers, maintenance technicians, terminal managers, information technology professionals and others, who are caring members of their local communities. For more information, please visit www.RideSTBus.com.

Company contact:
Doug Coupe
Director of Communications & Investor Relations
(843) 884-2720
dcoupe@ridesta.com